Exhibit 99.2

☐ Small Claims	☐ County Court	☑ District Court
☐ Probate Court	☐ Juvenile Court	☐ Water Court
City and County of Golden, Colorado

Court Address:	100 Jefferson County Parkway Golden, Colorado 80401

Plaintiff: CARMELO J. CORICA, on behalf of themselves and all others similarly situated,
v.

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, AND ATLAS ACQUISITION CORP.
Attorneys for Plaintiffs:
Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
Phone Number: 303.861.3003
E-mail: kip@shumanlawfirm.com
FAX Number: 303.484.4886
Attorney Registration No.: 23593
▲ COURT USE ONLY ▲

Case Number: 2010CV673
Ctrm: 8

AMENDED CLASS ACTION COMPLAINT
[Additional Caption Appears on the Next Page]

☐ Small Claims	☐ County Court	☑ District Court
☐ Probate Court	☐ Juvenile Court	☐ Water Court
City and County of Golden, Colorado

Court Address:	100 Jefferson County Parkway Golden, Colorado 80401

Plaintiff: Joseph F. Sham, on behalf of himself and all others similarly situated,
v.

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, AND ATLAS ACQUISITION CORP.
Attorneys for Plaintiff and Class:
Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
Phone Number: 303.861.3003
E-mail: kip@shumanlawfirm.com
FAX Number: 303.484.4886
Attorney Registration No.: 23593
▲ COURT USE ONLY ▲

Case Number: 2010CV801
Ctrm: 8

[Additional Caption Appears on the Next Page]

☐ Small Claims	☐ County Court	☑ District Court
☐ Probate Court	☐ Juvenile Court	☐ Water Court
City and County of Golden, Colorado

Court Address:	100 Jefferson County Parkway Golden, Colorado 80401

Plaintiff: Robert O’Brien, on behalf of themselves and all others similarly situated,
v.

Defendants: MICHAEL RUXIN, THOMAS MARCINEK, SARAH EAMES, T. KENDALL HUNT, ROBERT GILMORE, GLOBAL MED TECHNOLOGIES, INC., HAEMONETICS CORPORATION, AND ATLAS ACQUISITION CORP.
Attorneys for Plaintiffs and Class:
Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
Phone Number: 303.861.3003
E-mail: kip@shumanlawfirm.com
FAX Number: 303.484.4886
Attorney Registration No.: 23593
▲ COURT USE ONLY ▲

Case Number: 2010CV802
Ctrm: 8

     Plaintiffs in this proposed consolidated action, Carmelo J. Corica, Robert O’Brien, and Joseph Sham, allege as follows, as to themselves and their own acts based upon personal knowledge, and as to all other matters based upon information and belief derived from, inter alia, the deposition testimony of certain defendants and third parties, a review of documents filed with the Securities and Exchange Commission (“SEC”) and publicly available sources, newspaper articles, and press releases by the Defendants:
SUMMARY OF ACTION
     1. Plaintiffs bring this action on behalf of the public stockholders of Global Med Technologies, Inc. (“Global Med” or the “Company”) against Defendants, Global Med and its Board of Directors (the “Board”), seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising a proposed transaction in which defendants Haemonetics Corporation and Atlas Acquisition Corp. (collectively “Haemonetics”) seek to acquire all the outstanding shares of Global Med common stock.
     2. Haemonetics and Global Med have agreed that Haemonetics would acquire Global Med through an all-cash tender offer (the “Tender Offer”) by Haemonetics, through its wholly-owned subsidiary Atlas Acquisition Corp. (“Atlas”), for: (a) all Global Med common stock (“Global Med Common Stock”) at $1.22 per share; and (b) shares of Global Med’s Series A Convertible Preferred Stock (“Global Med Preferred Stock”) at a price of approximately $1,694.44 per share, conditioned on obtaining a majority of both the outstanding common and preferred shares (the “Proposed Transaction”).
     3. The Proposed Transaction was publicly announced on February 1, 2010. The Tender Offer commenced on February 19, 2010 and is scheduled to close, unless extended, at midnight on March 18, 2010. Although the Global Med Board has unanimously recommended that Global Med stockholders tender their shares, it was not until March 4, 2010, a mere 13 days prior to closing of the Tender Offer, that the Company filed its Schedule 14D-9 with the Securities and Exchange Commission (“SEC”), which describes the transaction and the bases for its recommendation that Global Med shareholders tender their shares in the Tender Offer.
     4. Simultaneously with the execution of the Merger Agreement, Haemonetics signed Tender and Support Agreements with defendants Michael I. Ruxin (“Ruxin”), Global Med’s chief executive officer and defendant Thomas F. Marcinek (“Marcinek”), Global Med’s president/chief operating officer, and Victory Park Capital L.P. (“Victory Park”) — a large shareholder of Global Med, representing approximately 17% of the outstanding Global Med Common Stock and 100% of the outstanding Global Med Preferred Stock — in which they agreed to tender all of their shares of Global Med Common Stock and Global Med Preferred Stock in connection with the Tender Offer, including any shares acquired upon exercise of stock options or warrants prior to the closing of the acquisition. In addition, in connection with its entry into the Merger Agreement, Haemonetics entered into employment arrangements with defendants Ruxin and Marcinek with such arrangements becoming effective upon consummation of the transactions contemplated by the Merger Agreement. Unsurprisingly, defendants Ruxin and Marcinek led the sales process that culminated in the agreement with Haemonetics.
     5. The Merger Agreement further conveys to Haemonetics an extraordinary contractual right to avoid the stockholder voting requirement pursuant to the Colorado Business Corporation Act (the “CBCA”) and the equitable fairness standard applicable to controlling stockholder transactions to eliminate the minority. Section 1.4 of the Merger Agreement irrevocably grants Atlas a so-called “Top-Up Option” to purchase the number of authorized and unissued Company shares equal to one share more than 90 percent of all outstanding Company shares upon at least a majority of the Global Med shareholders having tendered their shares in the Tender Offer. In other words, if Atlas acquires 80% of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants Atlas the right to purchase enough new Global Med shares from the Company to bring Atlas’s ownership above the 90% threshold for a short form merger under the CBCA. Further, Haemonetics is entitled to pay for the new shares with cash or a promissory note that shall bear interest at the applicable federal rate determined under Section 1274(d) of the Code. The Top-Up Option thus provides a contractual right to Haemonetics to attain the status of a 90% stockholder so long as it reaches the 80% threshold, and thereby avoid the voting requirement under the CBCA and the fairness standard on controlling stockholders in transactions with the minority.
     6. In addition, the Merger Agreement does not include an effective “fiduciary out,” and practically forecloses the Board’s ability to investigate and pursue alternatives to the Haemonetics acquisition including a sale of all or part of Global Med to higher bidders. The Board cannot engage in discussions with other potentially interested bidders except under limited circumstances. Additionally, Global Med will be subject to termination fees in the event it would make an adverse recommendation regarding the Tender Offer and termination of the Merger Agreement which requires, among other things, payment of a termination fee of $2,600,000 and reimburse Haemonetics’ transaction expenses up to $500,000. The Board cannot, however, take such action to consider alternatives after Haemonetics has purchased any Company shares in the Tender Offer.
     7. As detailed herein, Global Med public stockholders do not have a voluntary fully informed choice whether to approve the sale of Global Med or seek appraisal because, inter alia, the public filings filed by Haemonetics, a Form SC TO-T, dated February 19, 2010, and Global

Med’ Schedule 14D-9, dated March 4, 2010 (collectively referred to herein as the “Offering Materials”) fail to adequately disclose all material information in addition to the host of deal protection measures which ensure that no competing offer will emerge. As detailed herein, the Offering Materials fail to adequately disclose, inter alia: Global Med’s projections, even though available and relied upon the Board and its financial advisor in reaching a decision to enter the Merger Agreement and recommend the Tender Offer; how Global Med and its financial advisor valued Global Med as a “stand alone” company; important background information about the initiation of the negotiations leading to the Proposed Transaction; and information about the nature of the relationship between Global Med and its financial advisor necessary for Global Med shareholders to determine if Global Med’s financial advisor has a material conflict of interest.
PARTIES
     8. Plaintiffs are, and have been at all relevant times, owners of shares of common stock of Global Med.
     9. Global Med is a corporation organized and existing under the laws of the State of Colorado. It maintains its principal corporate offices at 12600 West Colfax, Suite C-420, Lakewood, CO 80215, and designs, develops, markets, and supports information management software products for blood banks, hospitals, centralized transfusion centers, and other health care related facilities. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 2,100 transfusion centers, blood banks and laboratory sites.
     (a) Global Med’s division, Wyndgate Technologies, is a leader in software products and services for donor centers and hospital transfusion services. Wyndgate’s

eDonor product offers innovative web-based tools for donor relationship management. Hemo-Net, Wyndgate’s remote hosting service, provides secure, economical solutions for healthcare organizations.
     (b) PeopleMed, Inc., a Global Med subsidiary, implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.
     (c) Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.
     (d) Global Med’s shares are traded on the OTC Market.
     10. Defendant Ruxin, the founder of Global Med, has been an officer and director of Global Med since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer.
     11. Defendant Marcinek has been the President, Chief Operating Officer, and a director of the Company since 2006.
     12. Defendant T. Kendall Hunt (“Hunt”) has been a director of the Company since 2006. Hunt is Founder, Chairman of the Board and Chief Executive Officer of VASCO Data Security International, Inc.
          (a) Hunt is also a member of the Board of Directors of Victory Park, one of Global Med’s largest shareholders. Victory Park is the investment manager for Victory Park Special Situations.
          (b) Based partially on information contained in the Schedule 13G/A jointly filed by Victory Park, Victory Park Special Situations Master Fund, Ltd. (“Victory Park Special

Situations”), Jacob Capital, L.L.C. (“Jacob Capital”) and Richard Levy pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on September 8, 2008 and on information contained in the Form 4 jointly filed by Victory Park Special Situations, Victory Park, Jacob Capital and Richard Levy on October 2, 2008, Victory Park Special Situations holds warrants that would be convertible into 4,125,000 shares of Global Med Common Stock and 3,960 shares of Global Med Preferred Stock that would be convertible into 5,500,000 shares of Global Med Common Stock if not for certain restrictions limiting the holder to no more than 9.99% of the shares of common stock outstanding immediately after giving effect to any conversion of warrants or Global Med Preferred Stock.
     13. Defendant Sarah Eames (“Eames”) has been a director of the Company since 2006.
     14. Defendant Robert Gilmore (“Gilmore”) has been a director of the Company since 2006.
     15. Defendants referenced in 10 through 14 are collectively referred to as Individual Defendants and/or the Global Med Board. The Individual Defendants as officers and/or directors of Global Med, have a fiduciary relationship with Plaintiffs and other public shareholders of Global Med and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     16. Defendant Haemonetics Corporation is a Massachusetts corporation with its principal place of business at 400 Wood Road, Braintree, Massachusetts 02184. Haemonetics is a global healthcare company that provided blood management solutions for its customers. Haemonetics’s devices and consumables, information technology platforms, and consulting services help its customers improve clinical outcomes and reduce the cost of healthcare for blood collectors, hospitals, and patients.
     17. Defendant Atlas is a Colorado corporation wholly owned by Haemonetics Corporation that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     18. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs and the other public shareholders of Global Med and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     19. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     20. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Global Med, are obligated to refrain from:
          (a) participating in any transaction where the directors or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     21. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiffs and other public shareholders of Global Med, or are aiding and abetting others in violating those duties.
     22. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     23. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     24. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Haemonetics to attempt to eliminate the public shareholders’ equity interest in Global Med pursuant to a defective sales process, and (ii) permit Haemonetics to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     25. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
I. CLASS ACTION ALLEGATIONS
     26. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Global Med Common Stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     27. This action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of February 3, 2010, Global Med has approximately 36.34 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
          (i) Whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;
          (ii) Whether the Individual Defendants, in connection with the Proposed Transaction of Global Med by Haemonetics, pursuing a course of conduct that does not maximize Global Med’s value in violation of their fiduciary duties;
          (iii) Whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;
          (iv) Whether Global Med and Haemonetics aided and abetted the Individual Defendants’ breaches of fiduciary duty; and
          (v) Whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiffs’ claims are typical of those of the other members of the Class.
          (e) Plaintiffs have no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
A. Global Med’s Impressive Track Record of Growth
     28. Global Med is poised for substantial growth, quietly reporting steady increases in its revenue and operating income growth. On May 15, 2009, Global Med issued a press release disclosing its first quarter 2009 results entitled “Global Med Technologies, Inc. Reports Profitability, Record Operating Income and 10th Consecutive Quarter of Record Revenue Growth Operating Income Exceeds $1 Million; Recurring Revenues Climb 84%.” The May 15, 2009 press release announces that Global Med “reported profitability and its tenth consecutive quarter of revenue growth for the first quarter ended March 31, 2009.”
     29. On August 13, 2009, Global Med issued a press release disclosing its second quarter 2009 results entitled “First Half Revenues are Record High First Half and Q2 Revenues Rose 74% and 66%, Respectively Recurring Revenues Climb 20%.” The August 13, 2009 press release announces:
record revenues of $16.418 million for the first half of 2009 represent an increase of $6.980 million or 74% over the $9.438 million recorded for the first half of 2008. In the first half of 2009, operating income improved to $1.678 million from $958,000 during the first half of last year. The Company’s net income for the first half of 2009 was $593,000, or $0.02 per basic common share outstanding, versus $512,000, or $0.02 per basic common share outstanding, for the first half of 2008. (Emphasis added).
     30. Global Med’s revenues of $8.059 million for the second quarter of 2009 represent an increase of $3.214 million or 66% over the $4.845 million recorded for the comparable 2008 period. In the second quarter of 2009, operating income improved to $621,000 from $333,000 during the comparable 2008 period. The Company’s net income for the second quarter of 2009 increased 79% to $272,000, or $0.01 per basic common share outstanding, from $152,000, or $0.01 per basic common share outstanding, for the comparable 2008 period. While the Company’s acquisitions of Inlog and eDonor in 2008 were the primary drivers of revenue growth in both the second quarter and half year results, the solid operating performance of the Company’s Wyndgate Division was the primary driver of the improvement in operating income for both periods.
     31. On September 23, 2009, the Company entered into a letter of intent with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system. In the press release announcing the agreement, defendant Ruxin, the Company’s Chairman and CEO, commented on the tremendous market potential for this product:
Mick Ruxin, M.D., Chairman and CEO for Global Med Technologies, commented, “With less than ten percent competitor penetration in the U.S. hospital market space, and based on recent data showing over 35 million annual type and crosses in the United States, and perhaps over 170 million type and crosses worldwide, the verIDhemos system is a ‘green field’ market opportunity for Global Med. The two physician hospital transfusion directors, with whom I personally met in Barcelona, Spain, commented favorably on a high level potential for safety improvement, ease of use, successful implementation rate, and low economic impact on the hospitals. After Global Med’s team saw the verIDhemos system used in a clinical setting, we knew that the product had tremendous potential for worldwide distribution.”
Dr. Ruxin continued, “Global Med has been given first right of refusal to purchase verIDhemos/verIDentia and has exclusive marketing rights in North America, Japan, Brazil, most of Europe, the Middle East and Asia. Although it is not currently available for sale in the U.S., Global Med will be seeking FDA permission to market the verIDhemos product in 2010. Plans are for immediate marketing of the product in Germany and France.” Dr. Ruxin further commented, “The beauty of this medical device is that we can use our current sales force to either bundle this product with SafeTrace Tx and EdgeTrack or sell it independently and interface it with other systems. The verIDhemos system is a natural product-line extension of Global Med’s current hospital software offerings. With Global Med’s international market reach, we are all very excited about verIDhemos’ substantial market potential.” (Emphasis added).

     32. Moreover, defendant Marcinek, the Company’s President and Chief Operating Officer, also commented on the bright prospects that lay ahead related to the September 23, 2009 agreement with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system:
Thomas F. Marcinek, the Company’s President and COO, stated, “Global Med continues to remain profitable in spite of difficult economic times. In addition, we recently signed a letter of intent (“LOI”) with VerIDentia SL to exclusively sell their verIDhemos transfusion safety system. VerIDentia’s product, VerIDhemos, is comprised of an RFID patient wristband with barcodes, a locked security container imbedded with electronic circuit boards containing microprocessors and memory, and a software system that is planned to be integrated with SafeTrace Tx ®, Wyndgate’s hospital transfusion system, and EdgeTrack, Inlog’s hospital transfusion system. The verIDhemos system is the link that will close Global Med’s Vein-to-Vein® loop. The LOI with VerIDentia has provided us with exclusive marketing rights in North America, Japan, Brazil, most of Europe, the Middle East and Asia. Although it is not currently available for sale in the U.S., Global Med will be seeking FDA clearance to market the verIDhemos product in 2010. We believe our relationship with VerIDentia will provide us with opportunities for additional sales to our existing customer base and elsewhere.” (Emphasis added).
     33. On November 11, 2009, the Company announced its results for the three and nine months ended September 30, 2009. Among the financial highlights, the Company announced that:
•	Net income for the three months ended September 30, 2009 was a record $1.10 million compared to a net loss of $228,000 for the comparable period in 2008.

•	Operating income improved to $1.12 million for the third quarter of 2009 from a $118,000 loss during the comparable 2008 period.

•	For the first nine months of 2009, the Company’s revenues increased to $23.68 million or a 45% increase over the $16.38 million in revenues recognized during the comparable period in 2008.

•	The Company’s third quarter revenues increased to $7.26 million representing a 5% increase from the $6.94 million in the comparable period in 2008.

•	For the nine months ended September 30, 2009, income from operations improved to $2.80 million from $840,000 for the comparable period during 2008.

•	The Company’s net income for the first nine months of 2009 was $1.70 million versus $284,000 for the comparable period during 2008.

•	Cash flow from operations for the first nine months of 2009 was $3.87 million, a more than 248% increase over the $1.11 million recorded for the first nine months of 2008.
     34. In the press release announcing the results, defendant Ruxin, the Company’s Chairman and CEO commented on the Company’s strong quarter and bright future that lay ahead:
Mick Ruxin, M.D., Chairman and CEO of Global Med Technologies, Inc., commenting on today’s announcement stated, “The Company continues to increase revenue and profits in spite of the difficult economic climate. Although we continue to experience a longer sales cycle in the United States, we are pleased that our organic business revenues have continued to grow. In addition, we have seen a 23% increase in our Company’s backlog from the comparable quarter during 2008. Our Inlog and eDonor acquisitions are providing us with a number of cross-selling opportunities that have already begun to yield benefits, and we expect that trend to continue.” (Emphasis added).
B. The Proposed Transaction and the Merger Agreement
     35. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated February 1, 2010, the Company announced that it had entered into a merger agreement with Haemonetics, stating:
February, 1, 2010, El Dorado Hills, CA and Braintree, MA, USA and Limonest, France — Haemonetics Corporation (NYSE: HAE) and Global Med Technologies, Inc. (OTCBB: GLOB) today announced a definitive agreement under which Haemonetics will acquire Global Med for approximately $60 million in a cash tender offer.
* * *
Under the terms of the agreement, Haemonetics will commence a tender offer to purchase all outstanding shares of Global Med’s common stock at $1.22 per share and preferred stock at approximately $1,694 per share. The tender offer is conditioned on the tender of a majority of the outstanding shares of Global Med’s common and preferred stock, and subject to other customary closing conditions. The $60 million estimated net value of the transaction is based on Global Med’s 49 million diluted common equivalent shares outstanding. Haemonetics will fund the acquisition from available cash and anticipates that it will continue to have more than $100 million in cash on the balance sheet at fiscal year end.
     36. As stated by Haemonetics in a “Fact Sheet” related to the transaction:
The scale of the combined entities will create a $60 million software organization with greater resources for product development, an expanded knowledge-base in IT, and more extensive global reach. Combined, we expect to be an even stronger partner with our customers in delivering best blood management practices.

The demand for information technology platforms across the blood management supply chain is approximately $580 million. (Emphasis added).
     37. In addition, on February 1, 2010, the Company filed a Form 8-K with the SEC wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     38. The Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Global Med shareholders, which prevent a superior offer from being made for the Company. Pursuant to the terms of the Merger Agreement there are many protection devices preventing a superior offer from being made to Global Med shareholders. Specifically, the Merger Agreement provides that Global Med, under specified circumstances, is: (1) restricted from soliciting and furnishing information to third parties; (2) must provide Haemonetics 5 days to match any superior proposal; and (3) must pay Haemonetics a termination fee of up to $2.6 million, in addition to an expense reimbursement of up to $500,000, if the Company determines to terminate the Merger Agreement to accept a superior offer.
     39. Haemonetics is also the beneficiary of a “Top-Up” provision that ensures that Haemonetics gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Haemonetics receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Haemonetics fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Haemonetics an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Haemonetics’s first-in position. In other words, the Merger Agreement gives Haemonetics access to any rival bidder’s information and allows Haemonetics a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Haemonetics, because the Merger Agreement unfairly assures that any “auction” will favor Haemonetics and piggy-back upon the due diligence of the foreclosed second bidder.
     40. The terms of the Merger Agreement are structured to ensure that Haemonetics, and only Haemonetics, ultimately acquires Global Med, regardless of whether such terms are designed and/or serve to maximize shareholder value. The Termination Fee and expense obligation are deterrents to other potential bidders and provides defendants with an unearned windfall at the expense of the Company’s public shareholders if a superior bid emerges. Accordingly, the terms of the Merger Agreement substantially limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Global Med.
     41. Ultimately, the preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of Haemonetics’s inadequate offer price.
C. Inadequate Disclosures in Global Med’s Schedule 14D-9
     42. The Schedule 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.
     43. For example, the Schedule 14D-9 completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by St. Charles Capital (“St. Charles”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by St. Charles and relied upon by the Board in recommending the Proposed Transaction. In particular, the Schedule 14D-9 is deficient as follows:
(i)	The Schedule 14D-9 provides insufficient information about Global Med’s projections, insofar provides only projections for 2009 to 2010. Accordingly, a complete set of financial projections (including Free Cash Flows for 2009-2014) of the Company for years 2009 through 2014 relied upon by St. Charles in rendering its fairness opinion should be disclosed.

(ii)	Fails to disclose the criteria utilized by St. Charles to select the companies used and/or complete list of multiples observed in its Comparable Public companies Analysis.

(iii)	Fails to disclose the criteria utilized by St. Charles to select the transactions used in its Comparable Transaction Analysis and the announcement date for each transaction. In particular, the Schedule 14D-9 indicates the transactions date back to January 1, 2007 but the multiples have a footnote indicating that the they reflect LTM as of September 30, 2009 which is hard to reconcile since some of these transactions might have been consummated pre-Sept 30, 2008 (i.e., Cegedim SA). Therefore, additional language is necessary for clarification purposes and to avoid misleading statements.

(iv)	Fails to disclose the conclusions drawn by St. Charles from the Comparable Public companies Analysis, and Comparable Transaction Analysis. (i.e. whether and how the implied per share equity range calculated from those analyses factored in to the determination that the Proposed Transaction was fair.)

(v)	Fails to disclose the criteria utilized by St. Charles in selecting terminal multiples of EBITDA ranging from 12.5x to 16.5x and discount rates ranging from of 10.0% to 18.0% in its Discounted Cash Flow Analysis. This information is germane to the analysis especially in light of the wide ranges selected. In addition a definition of “free cash flows” utilized by St. Charles in the Discounted Cash Flow Analysis must be disclosed.
     44. The Schedule 14D-9 also fails to adequately disclose important background material information, such as who initiated on May 14, 2008, the negotiations that led to the Proposed Transaction and the reasons to delay the formation of a special committee until 2009. This is particularly material insofar as two of the Board members have executed employment agreements with Haemonetics, and it is their recommendation that has been presented to the shareholders in the Schedule 14D-9.
     45. Further, the Schedule 14D-9 fails to provide any analysis of the economic impact of failing to shop the Company or the Company remaining as a “stand alone” entity. The information is important to Global Med stockholders considering whether to tender or exercise dissenters’ rights under Colorado law. Moreover, Global Med’s Schedule 14D-9 refers to St. Charles as its financial advisor. The Company has failed to provide, however, any information concerning relationships between St. Charles and any of the defendants, if any, as well as its past or present holdings (if any) in the Company. This information is important for stockholders to assess St. Charles’s special interest in the Tender Offer, particularly as compared to other strategic alternatives available to Global Med.

D. Unfair Price
     46. Despite the apparent premium to the pre-announcement closing price, the proposed value of $1.22 per share to be paid to the members of the Class is unconscionable, unfair, and inadequate and constitutes unfair dealing because, among other things, the intrinsic value of the Company’s stock is in excess of the $60 million “stated” value, giving due consideration to the possibilities of growth and profitability of Global Med in light of its business, earnings and earnings power, present and future. The Proposed Merger fails to consider the bright prospects of Global Med. As the reported results for the first three quarters of 2009 demonstrate, Global Med has been experiencing enviable growth in its operating income and revenue growth.
     47. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Accordingly, Haemonetics is picking up Global Med at the most opportune time, at a time when Global Med is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
     48. Simultaneously with the execution of the Merger Agreement, Haemonetics signed Tender and Support Agreements with Defendants Ruxin, Marcinek and Victory Park in which they agreed to tender all of their shares of Global Med Common Stock and Global Med Preferred Stock in connection with the Proposed Transaction, including any shares acquired upon exercise of stock options or warrants prior to the closing of the acquisition. These parties to the Tender and Support Agreements currently hold shares representing approximately 18% of the outstanding Global Med Common Stock and 78% of the outstanding Global Med Preferred Stock.

     49. Victory Park will receive aggregate gross proceeds of approximately $14.7 million in the Offer and the Merger in exchange for its warrants to purchase Global Med Common Stock, Global Med Common Stock and Global Med Preferred Stock as of February 26, 2010.
     50. Since December 2008, Victory Park held discussions with the Company to either: (1) sell the Company to Victory Park for inadequate consideration; (2) seek a buyer for the Company; (3) recapitalize the Company or (4) otherwise provide liquidity to Victory Park. The Company rather than focus on Global Med’s inherent true value, the Board allowed itself to be pressured by Victory Park, its largest shareholder, to accept the inadequate price offered in the Proposed Merger for purposes of providing liquidity to Victory Park.
     51. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     52. Plaintiffs repeat all previous allegations as if set forth in full herein.
     53. As Directors of Global Med, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company, which imposes heightened fiduciary responsibilities to maximize Global Med’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     54. As discussed herein, the Individual Defendants have breached their fiduciary duties to Global Med shareholders by failing to engage in an honest and fair sale process.

     55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Global Med’s assets and will be prevented from benefiting from a value-maximizing transaction.
     56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     57. Plaintiffs and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     58. Plaintiffs repeat all previous allegations as if set forth in full herein.
     59. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Global Med’s shareholders.
     60. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     61. As a result, Plaintiffs and the Class members are being harmed irreparably.
     62. Plaintiffs and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Global Med and Haemonetics)
     63. Plaintiffs repeat all previous allegations as if set forth in full herein.
     64. As alleged in more detail above, Global Med and Haemonetics are well aware that the Individual Defendants have not sought to obtain the best available transaction for the

Company’s public shareholders. Defendants Global Med and Haemonetics aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     65. As a result, Plaintiffs and the Class members are being harmed.
     66. Plaintiffs and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiffs as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

Dated: March 9, 2010	THE SHUMAN LAW FIRM

/s/ Kip B. Shuman Kip B. Shuman Rusty E. Glenn
885 Arapahoe Avenue
Boulder, CO 80302
(303) 861-3003
(303) 484-4886 (fax)

Proposed Liaison Counsel

LEVI & KORSINSKY, LLP
Joseph Levi
Juan E. Monteverde
30 Broad Street, 15th Floor
New York, NY 10006
Tel: (212) 363-7500
Fax: (212) 363-7171

HARWOOD FEFFER, LLP
Robert Harwood
James G. Flynn
488 Madison Avenue, 8th Floor
New York, NY 10022
(212) 935-7400
(212) 753-3630 (fax)

BULL & LIFSHITZ, LLP
Joshua M. Lifshitz
Peter Bull
18 East 41st Street, 11th Floor
New York, New York 10017
(212) 213-6222
(212) 213-9405 (fax)

Proposed Co-Lead Counsel

Certificate of Service
     I hereby certify that the foregoing was filed with this Court on March 9, 2010 through the Lexis File & Serve system, Notice will be sent to those registered for electronic service and copies will be sent to the following by either electronic mail or U.S. Mail:
Jeffrey B. Meletta
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006-1600
Attorney for Defendants Global Med Technologies, Inc., Michael Ruxin and Thomas Marcinek
Mary Ellen Hennessey
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661-3693
Attorney for Defendants Sarah Eames, Robert Gilmore, and T. Kendall Hunt
Anthony S. Fiotto
Goodwin Procter
Exchange Place
53 State Street
Boston, MA 02109
Attorney for Defendants Haemonetics Corporation and Atlas Acquisition Corp.
Bud Culp III
Moye White
16 Market Square
1400 16th Street, 6th Floor,
Denver, CO 80202
Attorney for Defendant Haemonetics Corporation

[Duly signed original on file]
Rusty E. Glenn